EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Endologix, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-181762) on Form S-3 of Endologix, Inc. of our reports dated March 14, 2013, with respect to the consolidated balance sheet of Endologix, Inc. and subsidiaries as of December 31, 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the year ended December 31, 2012, the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Endologix, Inc., and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Irvine, California

December 3, 2013